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                                                              EXHIBIT 12
                                  AMOCO COMPANY

                 STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                       (millions of dollars, except ratios)

                           Three Months
                              Ended             Year  Ended December 31,
                             Mar. 31,
                               1995    1994   1993   1992   1991   1990

  Determination of Income:
    Consolidated earnings
     before income taxes
     and  minority interest.. $  590  $2,688 $2,427 $1,823 $2,093 $3,456
    Fixed charges expensed by
     consolidated  companies.     47     140    193    238    231    266
    Adjustments for certain
     companies accounted for
     by the  equity method...     (1)      7      9     18     12     24

    Adjusted earnings plus
     fixed charges..........  $  636  $2,835 $2,629 $2,079 $2,336 $3,746


  Determination of Fixed Charges:
    Consolidated interest on
     indebtedness (including
     interest capitalized)..  $   36  $  127 $  162 $  219 $  216 $  232
    Consolidated rental
     expense representative
     of an interest factor..       8       7     31     20     22     30
    Adjustments for certain
     companies accounted for
     by the equity method...       2       5      6     12     17     15

    Total  fixed charges....  $   46  $  139 $  199 $  251 $  255 $  277

  Ratio of earnings to
     fixed charges..........    13.8*   20.4*  13.2    8.3    9.2   13.5

  * Based on outstanding public debt obligations. Including debt with affiliates, the ratio would have been 4.5 as of March 31, 1995, and
     13.0 as of December 31, 1994.